  EXHIBIT 99.1

Fury Announces CAD$11,000,000 Private Placement

Vancouver, Canada – April 12, 2022 – Fury Gold Mines Limited (TSX: FURY) (NYSE American: FURY) (“Fury” or the “Company”) announces that it has entered into subscription agreements with two placees who include a Canadian corporate investor and a US institutional investor for a private placement sale of 13.75 million common shares of the Company at a price of $0.80 for proceeds of CAD$11.0 million (the “Private Placement”).

Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for general working capital.

All Common Shares issued are subject to a hold period expiring four months from the closing date of the Private Placement in accordance with applicable securities laws. Closing of the Private Placement is subject to approval from the Toronto Stock Exchange and the NYSE American and is anticipated to occur within approximately three business days of this announcement.

The Common Shares have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and will not be offered or sold in the United States other than pursuant to available exemptions from the registration requirements of the U.S. Securities Act. Any securities sold to investors in the United States will be “restricted securities” and subject to restrictions on resale under the U.S. Securities Act. This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando

Tel: (778) 729-0600

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"), which relate to the completion of the Placement, the future operations of the Company and other statements that are not historical facts. Forward-looking statements in this release reflect management's current estimates, expectations or beliefs regarding future events and so have inherent uncertainty and risk. Specific forward-looking statements contained in this release includes information relating to completion of the Placement.

Readers should refer to the risks discussed in the Company’s Base Shelf Prospectus and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place heavy reliance on forward-looking statements, which speak only as of the date made.

www.furygoldmines.com